Exhibit 99.1

February 26, 2025

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The disclosure pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.10 of the NYSE Listed Company Manual, is enclosed.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As Above

Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1.	Reason for change viz. appointment, reappointment, resignation, removal, death or otherwise

Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company, for a second term of 5 years with effect from July 01, 2025, to June 30, 2030, subject to approval of Members of the Company.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment

The Board of Directors on February 26, 2025 approved the re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company, for a second term of 5 years with effect from July 01, 2025, to June 30, 2030, subject to approval of Members of the Company.

3.	Brief profile (in case of appointment)	Refer Annexure 1
4.	Disclosure of relationships between directors (in case of appointment of a director)	Not Applicable
5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018	Mr. Deepak M. Satwalekar is not debarred from holding the office of director by any SEBI order or any other such authority.

Annexure 1

Brief profile of Mr. Deepak M. Satwalekar:

Deepak M. Satwalekar became a director of the Company in July 2020. Mr. Satwalekar is the Chairman of our Audit, Risk and Compliance Committee, Administrative and Shareholders/Investors Grievance Committee and a member of our Nomination and Remuneration Committee. Mr. Satwalekar is also the lead independent director of the Company.

Mr. Deepak M. Satwalekar was the Managing Director of HDFC Ltd., India’s first and largest specialized provider of housing finance. He then became Managing Director and
CEO of HDFC Standard Life Insurance Co. Ltd. (2000-2008), the first private-sector life insurance company registered in India after 1956.

Mr. Satwalekar has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Human Settlements Programme (HABITAT). He served on the India Advisory Board of a large European bank and is active on advisory boards of several non-profit organizations supporting primary education for the low-income and underprivileged communities in rural and urban India.

Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India (“IRDAI”) and Pension Fund Regulatory & Development Authority (“PFRDA”). He received the Distinguished Alumnus Award from IIT, Bombay. He also served as the Chairman of the Board of Governors of the Indian Institute of Management, Indore.

Mr. Satwalekar is the Chairman of Home First Finance Company India Limited and is on the Board of Germinait Solutions Private Limited. He served as an Independent Director on the board of Asian Paints Limited from April 1, 2019 and served as the Chairman from June 29, 2021 to September 30, 2023.

Mr. Satwalekar brings over four decades of experience in areas such as finance, banking, sales and marketing, risk management, operations and cybersecurity, among others.

Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.